RSCUBE Investment LLC

September 15, 2023

Board of Directors
Staffing 360 Solutions, Inc.
757 3rd Avenue, 27th Floor
New York, New York 10017
Attention: Brendan Flood, Chairman and Chief Executive Officer

Dear Members of the Board:

I am writing to follow-up on my previous letters to and meeting with you to further discuss a proposal in which we enter into discussions to potentially combine Staffing 360 Solutions, Inc. (the "Company") with 22nd Century Technologies, Inc. to create a premier staffing company. On September 6, 2023, we sent you a letter requesting a copy of the Company's list of stockholders for a proper purpose pursuant to Section 220 of the General Corporation Law of the State of Delaware ("Section 220"). You responded to us on September 13, 2023, contending that our demand was insufficient based on certain alleged technical formalities. We view your response as another stalling tactic that leads us to believe that management of the Company is simply trying to entrench themselves and not trying to examine a proposal that would enhance stockholder value. That said, to moot the alleged deficiencies you raised, we address them herein.

With respect to Rscube's ownership of Company shares, as stated in Amendment No. 2 to the Schedule 13D (the "Schedule 13D"), that Rscube Investment, LLC ("Rscube") filed with the SEC on August 28, 2023, Rscube is the record holder of 642,342 shares in the Company. As a record holder, Rscube is not required to provide any documentary evidence of ownership under Section 220, which requirement applies only to beneficial owners of shares. 8 *Del. C.* § 220(b). Indeed, Rscube's record ownership can be independently confirmed by the Company and your apparent inability to do so is concerning.

The purpose of our demand for the stockholder list, which is a proper purpose under Delaware law, is to explore the possibility of Rscube's offering to purchase shares of the Company from its current stockholders and to communicate with stockholders regarding Rscube's concerns relating to the potential transaction described in the 8-K the Company filed with the SEC on September 5, 2023 (the "Proposed Transaction"). The stockholder list will provide the contact information necessary to accomplish that purpose.

I affirm to be true under penalty of perjury under the laws of the United States that (i) the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons Rscube desires to review the demanded books and records, (ii) the Schedule 13D attached hereto is a true and correct copy of what it purports to be, (iii) Rscube is the record holder of 642,342 shares in the Company, and (iv) that such demand is made in good faith.

If we have not received confirmation within five business days that you will produce the requested materials, we intend bring an action in the Delaware Court of Chancery to require you to make the Company's stockholder list available for inspection. As we have noted to your Delaware counsel, we have retained Potter Anderson to assist us in this matter.

As an alternative to the dilutive Proposed Transaction, which we intend to vote against, we would like to discuss with you the possibility of our acquiring the 2,761,170 shares of common stock of the Company or more at a price in excess of $0.83 per share. We would like

RSCUBE Investment LLC

to make a more definitive proposal, but would like to first have a conversation with you to be sure we understand the fully-diluted number of issued and outstanding shares of the Company.

We continue to believe there will be substantial stockholder support for our proposal and that it would represent a great outcome for the Company and its stockholders and that your Proposed Transaction would not be in the best interests of your stockholders.

Sincerely,

Rscube Investment, LLC

By:

Anil Sharma, Chief Executive Officer

Via: email and FedEx

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